[LETTERHEAD OF WILLIAM PENN BANCORPORATION]

January 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:        William Penn Bancorporation

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-249492

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-1, William Penn Bancorporation (the “Company”) hereby requests that said Registration Statement on Form S-1 be declared effective on Friday, January 15, 2021, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

If you have any questions regarding this request, please telephone Gary R. Bronstein of Kilpatrick Townsend & Stockton LLP at 202.508.5892 or Stephen F. Donahoe of Kilpatrick Townsend & Stockton LLP at 202.508.5818.

Very truly yours,

WILLIAM PENN BANCORPORATION

/s/ Kenneth J. Stephon

Kenneth J. Stephon
President and Chief Executive Officer

cc:          John Stickel, U.S. Securities and Exchange Commission

Susan Block, U.S. Securities and Exchange Commission